650 Page Mill Road
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PHONE 650.493.9300
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www.wsgr.com

DOUGLAS K. SCHNELL

Internet: dschnell@wsgr.com

Direct Dial: (650) 849-3275

October 31, 2016

BY EDGAR

Nicholas P. Panos, Esq., Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             NetSuite Inc.

Schedule 13E-3

Filed September 27, 2016, by NetSuite Inc.

File No. 005-83718

Dear Mr. Panos:

On behalf of NetSuite Inc. (“NetSuite”), we submit this letter to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Staff’s letter dated September 28, 2016, relating to the above-referenced Schedule 13E-3 originally filed on September 27, 2016 (as amended and restated, the “Schedule 13E-3”). Contemporaneously with the submission of this letter, NetSuite is filing Amendment No 1 to the Schedule 13E-3 (the “First Amendment”).

For the convenience of the Staff, the Staff’s comments are reproduced in their entirety below in bold, italicized type. Each comment is followed by NetSuite’s response. Capitalized terms in this letter that are not otherwise defined have the meanings given to them in the Schedule 13E-3.

General

1.                                      Advise us how the disclosures provided in response Rule 13e-3 have been and/or will be disseminated to unaffiliated security holders. See Rule 13e-3(f)(2) and related Rule 14d-9(c).

Upon filing of the Schedule 13E-3 on September 27, 2016, Oracle, on behalf of NetSuite, caused the copy of the Schedule 13E-3 as filed on that date to be printed and mailed to the NetSuite stockholders who received tender offer materials upon commencement of the tender offer.

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SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

Nicholas P. Panos, Esq.

October 31, 2016

Item 7. Purposes, Alternatives, Reasons and Effects.

2.                                      Please revise to expressly indicate any alternative means of accomplishing the stated transaction objectives and the specific reasons for their rejection, or advise. See Item 7 of Schedule 13E-3 and corresponding Item 1013(b) of Regulation M-A.

NetSuite respectfully advises the Staff that neither NetSuite nor the NetSuite Board considered any alternative means of accomplishing the stated transaction objectives. The structure of the transaction as a tender offer was chosen by Oracle.

Item 8. Fairness of the Transaction.

3.                                      The fairness determination that has been incorporated by reference from the Schedule 14D-9 filed on August 18, 2016 has been directed at “NetSuite and its stockholders” and relates to “the Merger Agreement and the Transactions” as described in that filing. Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A, however, require the issuer to state whether it reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. Please revise or advise.

NetSuite has included disclosure in the First Amendment that NetSuite reasonably believes that the Offer and the Merger, including the Offer Price to be received by the unaffiliated NetSuite stockholders pursuant to the Offer and the Merger, are fair to the unaffiliated NetSuite stockholders.

4.                                      Please advise us, with a view toward revised disclosure, how NetSuite complied with Item 1014(b) of Regulation M-A in general and Instruction 2(ii)-(vi) thereto specifically. Refer to Q & A’s 20-21 in Release No. 34- 17719 (April 13 1981).

We have been advised by NetSuite that it considers factors (i), (ii), (iv) and (vii) of Instruction 2 to Item 1014(b) of Regulation M-A to be material to the analysis of fairness in the context of the transaction, as described in the Schedule 13E-3.

Item 8 of the Schedule 13E-3 includes the NetSuite Board’s analysis of current market prices and historical market prices, or factors (i) and (ii) of Instruction 2 to Item 1014(b) of Regulation M-A.

Nicholas P. Panos, Esq.

October 31, 2016

NetSuite has included disclosure in the First Amendment that NetSuite has adopted the opinion of Qatalyst Partners, which includes, among other things, an analysis of going concern value (in the form of a discounted cash flow analysis), or factor (iv) of Instruction 2 to Item 1014(b) of Regulation M-A. The opinion of Qatalyst Partners constitutes factor (vii) of Instruction 2 to Item 1014(b) of Regulation M-A.

NetSuite has included disclosure in the First Amendment regarding the reasons that it does not consider factors (iii) and (v) of Instruction 2 to Item 1014 of Regulation M-A material to the analysis of fairness in the context of the transaction.

As noted in the Schedule 13E-3, NetSuite had no stock purchases or firm offers within the last two years. Accordingly, NetSuite did not consider factors (vi) and (viii) of Instruction 2 to Item 1014(b).

NetSuite did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various factors considered in reaching its determination with respect to the fairness of the transaction.

The following chart summarizes the requirements of Item 1014(b) of Regulation M-A, including Instruction 2, and the corresponding location of NetSuite’s disclosure in the Schedule 13E-3.

Requirement	Location
Instruction 2 of Item 1014(b) of Regulation M-A
• Items (i)-(v)	Item 8
• Items (vi) and (viii)	Not Applicable
• Item (vii)	Item 9
Paragraphs (c)-(e) of Item 1014 of Regulation M-A
• Paragraphs (c)-(e)	Item 8
Item 1015 of Regulation M-A
• Item 1015	Item 9

Nicholas P. Panos, Esq.

October 31, 2016

5.                                      We note references in this section to the valuation report provided Qatalyst Partners and the recommendations provided by the Transactions Committee. Please note that if NetSuite is basing its fairness determination on the analysis and discussion of factors undertaken by others, it must expressly adopt the analysis and discussion as its own. See Question 20 of Exchange Act Release No. 17719 (April 13, 1981). Note, however, that to the extent NetSuite does not adopt another party’s discussion and analysis or such discussion and analyses do not address each of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, it person must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant or were considered but given little weight in the context of this transaction.

NetSuite has included disclosure in the First Amendment that NetSuite adopts as its own the opinion of Qatalyst Partners and the recommendations of the Transactions Committee.

Item 9. Reports, Opinions, Appraisals and Negotiations, page 5

6.                                      Annex A of the Schedule 14D-9 includes a disclosure that reads, “[t]his opinion is for the information of the Transactions Committee of the Board of Directors and the Board of Directors of the Company and may not be used for any other purpose without our prior written consent.” Please revise the Schedule 13E-3 transaction statement to make clear, if true, that Qatalyst Partners LP has provided the cited written consent for use of its opinion for inclusion within the Rule 13e-3 transactions statement. In addition, please confirm, if true, that such consent - if granted - did not restrict the ability of unaffiliated security holders to rely upon the disclosures made in the referenced opinion.

NetSuite has included in the First Amendment a statement that (1) Qatalyst Partners has expressly consented to the inclusion of its opinion and the materials in Exhibits (c)(1) through (c)(6) as exhibits to the Schedule 13E-3; and (2) that this consent did not restrict the ability of the unaffiliated NetSuite stockholders to rely upon the disclosures made in Qatalyst Partners’ fairness opinion.

Nicholas P. Panos, Esq.

October 31, 2016

Item 13. Financial Statements.

7.                                      We noticed that financial statements were incorporated by reference. Advise us, with a view toward revised disclosure, how NetSuite concluded that summarized financial statements were provided in accordance with Instruction 1 to Item 13 of Schedule 13E-3 and corresponding Item 1010(c) of Regulation M-A.

NetSuite has included in the First Amendment summarized financial information relating to NetSuite.

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If you have any additional questions or require any additional information, please do not hesitate to contact me at the number or email address above.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Douglas K. Schnell
Douglas K. Schnell

cc:                                Douglas P. Solomon, Esq., NetSuite Inc.

Ronald Gill, NetSuite Inc.

Scott Marcus, Esq., NetSuite Inc.

Richard Kline, Esq., Goodwin Procter LLP